  EXHIBIT 99.17

AMC Consultants Pty Ltd ABN 58 008 129 164 Level 21, 179 Turbot Street Brisbane Qld 4000 Australia
T +61 7 3230 9000 E brisbane@amcconsultants.com W amcconsultants.com

CERTIFICATE OF AUTHOR

I, Robert Chesher, FAusIMM (CP), RPEQ, MTMS, of Brisbane, Australia, do hereby certify that:

1	I am currently employed as a Technical Manager, Moscow / Principal Consultant with AMC Consultants Pty Ltd, with an office Level 21, 179 Turbot Street, Brisbane Qld 4000, Australia.

2

This certificate applies to the Technical Report titled “Technical Report, Skouries Project, Greece” with an effective date of 22 January 2022 (the “Technical Report”), prepared for Eldorado Gold Corporation (“the Issuer”).

3

I am a graduate of University of Queensland in Saint Lucia, Australia (BA Science in Metallurgical in 1977). I am a Fellow in good standing of the Australian Institute of Mining and Metallurgy (AusIMM) and am accredited as a Chartered Professional of the AusIMM in the discipline of Metallurgy (License #311429). I am a Registered Professional Engineer of Queensland (RPEQ #24758). I have practiced my profession continuously since 1977. My expertise is in corporate and technical (metallurgical) consulting, focusing on operational and performance reviews, improvements, and optimization.

I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

4	I have visited the Skouries Property on 28 May 2019 for one day.

5	I am responsible for Sections 13, 17, 19 and parts of 1, 25, and 26 of the Technical Report.

6	I am independent of the Issuer and related companies applying all of the tests in Section 1.5 of the NI 43-101.

7	I have not had prior involvement with the property that is the subject of the Technical Report.

8	I have read NI 43-101 and the section of the Technical Report for which I am responsible has been prepared in compliance with NI 43-101.

9

As of the effective date of the Technical Report, to the best of my knowledge, information, and belief, the section of the Technical Report for which I am responsible contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date: 22 January 2022

Signing Date: 31 March 2022

“Signed”

Robert Chesher

________________________

Robert Chesher, FAusIMM (CP), RPEQ, MTMS

Technical Manager, Moscow / Principal Consultant

AMC Consultants Pty Ltd